FIRST ALLIED SECURITIES, INC.
(SEC I.D. No. 8-46167)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-46167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Allied Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 West Broadway, 12th Floor
(No. and Street)

San Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Bretado (310) 257-7695
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 W 5th Street, #2700 (Address) Los Angeles (City) California (State) 90013 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jim Bretado, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition for the year ended December 31, 2016, pertaining to First Allied Securities, Inc. (the "Company") is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



MAXINE SIMMS
Notary Public - California
Los Angeles County
Commission # 2168183
My Comm Expires Oct 30, 2020

_____ 4/19/17
Signature   Date

Financial and Operations Principal
Title

Maxine Simms
Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Operations
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Statement of Financial Condition
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report
( )	(n)	A Report describing the Broker-Dealer's Compliance with the Exemptive Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

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State of California
County of *Los Angeles*



MAXINE SIMMS
Notary Public - California
Los Angeles County
Commission # 2168183
My Comm. Expires Oct 30, 2020

Subscribed and sworn to (or affirmed) before me

on this 19th day of April, 2017,
   Date   Month   Year
by

(1) *Jim Britado*

(and (2)_____),
              Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature *Maxine Simms*
        Signature of Notary Public

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Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First Allied Securities, Inc.

We have audited the accompanying statement of financial condition of First Allied Securities, Inc. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of First Allied Securities, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 19, 2017

FIRST ALLIED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	11,546,075
Fees and commissions receivable		8,073,719
Receivable from clearing broker		2,281,534
Other receivables		2,582,619
Notes receivable, net of allowance of $1,724,937		10,452,174
Intangible assets, net of accumulated amortization of $1,617,330		2,209,180
Other assets		680,170
TOTAL	$	37,825,471

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	11,883,610
Accrued expenses and accounts payable		1,989,936
Accrued compensation		1,312,046
Other liabilities		5,629,590
Total liabilities		20,815,181

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDER'S EQUITY:

Common stock, $0.01 par value; authorized 1,500,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	42,418,045
Accumulated deficit	(25,407,756)
TOTAL STOCKHOLDER'S EQUITY	17,010,290
TOTAL	$ 37,825,471

The accompanying notes are an integral part of this statement of financial condition.

FIRST ALLIED SECURITIES, INC.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

First Allied Securities, Inc. (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association (NFA), and the Commodity Futures Trading Commission (CFTC). The Company provides brokerage and insurance services to the public nationally through independent financial advisors.

The Company is a wholly owned subsidiary of FAS Holdings, Inc. ("FASH") which is a wholly owned subsidiary of First Allied Holding, Inc. ("FAHI"). FAHI is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"), formerly known as RCS Capital Corporation ("RCAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Fees and Commissions Receivable and Commissions Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued reimbursements and allowances from product sponsors. Prior period amounts in the statement of financial condition related to accrued receivables from the Company's clearing broker were reclassified from receivable from clearing broker to conform to the current period presentation.

Other Assets

Other assets include furniture and fixtures and leasehold improvements of $193,951, net of accumulated depreciation and amortization of $723,484. Also included in other assets are financial advisor commission advances of $143,124, net of allowances of $676,714. Prior period amounts in the statement of financial condition related to commission advances were reclassified from other receivables to conform to the current period presentation.

Other Liabilities

Other liabilities are primarily legal and regulatory accruals related to the Company's business operations.

Share-Based Compensation

Aretec allocates share-based compensation expense to the Company. Aretec grants restricted stock awards to certain employees under the Aretec Group, Inc. 2016 Equity Incentive Plan (the "Aretec Equity Plan"), which provides for the grant of option rights or appreciation rights, restricted stock, restricted stock units, performance shares or performance units, and dividend equivalent rights and other equity-based awards, which are subject to forfeiture until vested. The Company recognizes its portion of the expense on a straight-line basis for these awards over the vesting period that ranges from 3 to 5 years based on the grant date fair value of the awards. The offset to expense is reflected as an increase in stockholder's equity.

Income Taxes

The Company's financial results are included in a consolidated tax return with Aretec. The Company recognizes income tax in its statement of financial condition using the separate return method. Generally, the separate return method results in profitable companies recognizing tax expense and unprofitable companies recognizing a tax benefit to the extent of their losses as if the individual company filed a separate return, except when a valuation allowance is required.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2016-02 will have on its statement of financial condition and related disclosures.

3. NOTES RECEIVABLE AND ADVANCES

The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. The total outstanding forgivable loans at December 31, 2016, net of allowance of $1,724,937 were $9,612,199.

The Company establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, the Company considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

The Company periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses.

4. INTANGIBLE ASSETS

Advisor relationship intangible assets are amortized on a straight line basis over seven or eight year periods. On an ongoing basis, the Company reviews the valuation and amortization of intangible assets for impairment taking into consideration events or circumstances that may have diminished their value. Estimated amortization expense for each of the remaining four years is as follows:

		Year Ended December 31
2017	$	731,112
2018		731,112
2019		628,934
2020		118,022
Total	$	2,209,180

5. INCOME TAXES

Deferred income taxes are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

The Company assesses the available positive and negative evidence to estimate whether sufficient taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the prior three year period ended December 31, 2016. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

Based on the Company's evaluation, as of December 31, 2016, a valuation allowance of $9,304,846 has been recorded to recognize the portion of the net deferred tax asset that is more likely than not to be recognized. The amount of the net deferred tax asset considered unrealizable could, however, be adjusted if estimates of future taxable income during the carry forward periods are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The components of the deferred income taxes as of December 31, 2016 were as follows:

Deferred tax assets	
Net operating loss carryforward	$ 5,348,041
Goodwill	1,084,571
Bad debts	950,143
Other	2,796,671
Total deferred tax assets	10,179,426
Deferred tax liabilities	
Intangible liabilities	873,998
Other	582
Total deferred tax liabilities	874,580
Net deferred tax asset	9,304,846
Valuation allowance	(9,304,846)
Net deferred tax assets	$ -

As of December 31, 2016, the Company had US federal and state net operating losses of $26.1 million, which will begin to expire in 2033.

The Company believes that, as of December 31, 2016, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2016.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2013. The Company's state income tax returns are open to audit under the statute of limitations for 2012 to 2015.

6.   EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate, Cetera Financial Group, Inc. ("Cetera Financial"). Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2016 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement. The Company had no unsettled liability with Cetera Financial for employee benefits at December 31, 2016.

7.   RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses include overhead services related to marketing and communication, IT, finance and administration, operations and risk management. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial. As of December 31, 2016, outstanding payables to Cetera Financial in connection with these services of $14,716 were included in accrued expenses and accounts payable.

During the year ended December 31, 2016, the Company incurred significantly more cost than what it considers normal in the areas of regulatory remediation and litigation defense. Such costs and the resulting net loss for the year when viewed in conjunction with the Company's Net Capital balance at December 31, 2016, may raise substantial doubt about its ability to continue as a going concern. The Company, FASH, and FAHI, and its subsidiaries operate with Cetera Financial Group as part of a network of broker/dealers and investment advisory firms to provide independent retail advice and access to both financial products and investments solutions under Aretec. The Company's ability to continue to meet its capital requirements may be dependent on continued financial support from Aretec, FASH, or FAHI. Aretec, FASH, and FAHI have both the ability and intent to contribute the additional capital needed for the entity to operate as a going concern. The Company received a capital contribution of $2,200,000 on March 22, 2017 from its Parent to further increase its operating and regulatory capital levels.

8.   CONCENTRATION RISK

The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

9. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent, which is recognized on a straight-line basis over the period of the leases, and maintenance costs which are recognized as incurred. The following table shows the future annual minimum rental payments due. Future minimum payments do not include real estate taxes, insurance, common area maintenance and other costs for which the Company may be obligated.

	Year Ended December 31
2017	$ 1,545,703
2018	1,592,988
2019	1,640,272
2020	1,689,348
2021	1,740,931
Thereafter	2,855,700
Total	$ 11,064,942

Legal and regulatory proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2016, the Company complied with all such requirements.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2016, the Company had net capital of $577,342, which was $327,342 in excess of required net capital of $250,000.

11. **RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS**

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. **SUBSEQUENT EVENT**

Management evaluated activity of the Company through the date the statement of financial condition was issued for subsequent events and has noted the below event:

The Company received a capital contribution from FASH on March 22, 2017 in the amount of $2,200,000.

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